Form 20-F
period 2012-12-31
D.E MASTER BLENDERS 1753 N.V.
filed 2013-03-25
CIK 1543415

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☒	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from July 1, 2012 to December 31, 2012

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-54841

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

☒  Large accelerated filer                        ☐  Accelerated filer                        ☐  Non-accelerated filer

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

PRESENTATION OF CERTAIN INFORMATION

D.E MASTER BLENDERS 1753 N.V. is referred to in this Transition Report on Form 20-F as “D.E MASTER BLENDERS” and D.E MASTER BLENDERS together with its member companies are together referred to as the “D.E MASTER BLENDERS Group” or the “Group”. For such purposes, “member companies” means, in relation to D.E MASTER BLENDERS 1753 N.V., those companies that are required to be consolidated in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in conformity with IFRS as adopted by the European Union. References to the “NYSE Euronext Amsterdam” are to NYSE Euronext in Amsterdam. References to the “SEC” are to the Securities and Exchange Commission.

In this Transition Report on Form 20-F, references to “EUR”, “euro” and “€” are to the lawful currency of the member states of the European Monetary Union that have adopted the single currency in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union. References to “$”, “USD”, “US$” and “US dollars” are to the lawful currency of the United States of America, references to “GBP”, “pound sterling” and the “UK pound” are to the lawful currency of the United Kingdom, references to “AUD”, “A$” and “Australian dollars” are to the lawful currency of Australia and references to “BRL”, “R$” and “Brazilian real” are to the lawful currency of the Federative Republic of Brazil.

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

ii

FORWARD LOOKING STATEMENTS

This Transition Report includes forward-looking statements. All statements other than statements of historical fact included in this Transition Report regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward-looking statements. These statements include, without limitation, those concerning: the expected benefits of the separation from Sara Lee Corporation; our access to credit markets; and the funding of pension plans. These statements may be preceded by terms such as “expects,” “anticipates,” “projects” or “believes.” In addition, this Transition Report includes forward-looking statements relating to our potential exposure to various types of market risks, such as commodity price risks, foreign exchange rate risks, interest rate risks and other risks related to financial assets and liabilities. We have based these forward-looking statements on our management’s current view with respect to future events and financial performance. These forward-looking statements are based on currently available competitive, financial and economic data, as well as management’s views and assumptions regarding future events, and are inherently uncertain. Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, among other things, ongoing trends in the marketplace that affect the price and demand for the Company’s products, the cost and availability of raw materials as well as those listed in the section entitled “Risk Factors” in Item 3D in our Annual Report on Form 20-F filed on October 11, 2012.

We urge you to read the section of this Transition Report entitled “Operating and Financial Review and Prospects,” and the sections entitled “Risk Factors,” “Industry Overview” and “Business Overview” in our Annual Report on Form 20-F filed on October 11, 2012 for a discussion of the factors that could affect our future performance and the industry in which we operate. Additionally, new risk factors can emerge from time to time, and it is not possible for us to predict all such risk factors. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results.

All forward-looking statements included in this Transition Report are based on information available to us on the date of this Transition Report. We undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this Transition Report.

MARKET, ECONOMIC AND INDUSTRY DATA

In this Transition Report, we make certain statements regarding our competitive and market position. We believe these statements to be true based on market data, industry statistics and publicly available information. Information regarding markets, market size, market share, market position, growth rates and other industry data pertaining to our business contained in this Transition Report consists of estimates based on data and reports compiled by professional organizations and analysts, on data from other external sources, and on our knowledge of our sales and markets. The information in this Transition Report that has been sourced from independent sources has been accurately reproduced and, as far as we are aware and able to ascertain from the information published by that independent source, no facts have been omitted that would render the reproduced information inaccurate or misleading. We have not independently verified these data or determined the reasonableness of the assumptions used by their compilers, nor have data from independent sources been audited in any manner. In many cases, including with respect to information regarding our competitive position in the Out of Home market, there is no readily available external information (whether from trade associations, government bodies or other organizations) to validate market-related analyses and estimates, requiring us to rely on internally developed estimates, which have not been verified by any independent sources. All of the assumptions, estimates and expectations underlying our statements have been based on careful analysis and are our reasonable beliefs.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

3A Selected financial data

Not applicable

3B Capitalization and indebtedness

Not applicable

3C Reasons for the offer and use of proceeds

Not applicable

3D Risk factors

Not applicable

ITEM 4. INFORMATION ON THE COMPANY

4A History and development of D.E MASTER BLENDERS

Not applicable

4B Business overview

Not applicable

4C Organizational Structure

Not applicable

4D Property, Plants and Equipment

Not applicable

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING AND FINANCIAL REVIEW

The following information should be read in conjunction with the unaudited condensed consolidated interim financial statements for the six-month periods ended December 31, 2012 and December 31, 2011 included elsewhere in this Transition Report. Our unaudited condensed consolidated interim financial statements are prepared in accordance with IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board and adopted by the European Union. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Such statements are based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words “believes”, “anticipates”, “plans”, “expects”, “intends” and similar expressions are intended to identify forward-looking statements. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that might cause such a discrepancy include, but are not limited to, those discussed in “Liquidity and Capital Resources” below and in “Risk Factors” in our Annual Report on Form 20-F filed on October 11, 2012. All forward-looking statements in this Transition Report are based on information available to us as of the date of this Transition Report and we assume no obligation to update any such forward-looking statements. See “Forward Looking Statements.”

As discussed in Note 1 of our unaudited condensed consolidated interim financial statements included in this Transition Report, our previously issued unaudited condensed consolidated financial statements for the six-month period ended December 31, 2011 were restated for accounting irregularities and certain other adjustments involving our Brazilian operations. The accounting irregularities identified in the Brazil operations included the overstatement of accounts receivable due to the failure to write-off uncollectible customer discounts, improper recognition of sales revenues prior to shipments to customers, the understatement of provisions for various litigation issues, unsupported expenses reversals and postponements, moving inventory out of warehouses that were about to be verified by internal and external auditors, the failure to write-off obsolete inventory and other inventory valuation issues. The financial information for the six-month period ended December 31, 2011 included in this operating and financial review section is based on these restated financial statements.

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

In our Retail—Western Europe segment, our multi-serve coffee is principally sold under the following brands: Douwe Egberts in the Netherlands, Belgium, the United Kingdom and Greece, L’OR and Maison du Café in France, Marcilla in Spain, Merrild in Denmark, Kanis & Gunnink in the Netherlands, Jacqmotte in Belgium and Bravo in Greece. Our coffee pads are principally sold under the brand name Senseo, which is generally co-branded, such as Douwe Egberts Senseo and Maison du Café Senseo, in the Netherlands, Belgium, France, Germany and Spain and select other countries. Capsules are branded L’OR EspressO in France, the Netherlands, Belgium and L’aRôme EspressO in Spain, endorsed by the local brands such as Maison du Café, Douwe Egberts and Marcilla, respectively. Our instant coffee is sold under the Douwe Egberts brand in the United Kingdom and under local brands in certain of our Western European markets. Our tea is sold under the brand names Pickwick in the Netherlands, Belgium and Denmark and Hornimans in Spain. Retail—Western Europe covers the following countries: the Netherlands, Belgium, France, Spain, Denmark, Greece, Germany and the United Kingdom.

In our Retail—Rest of World segment, our multi-serve coffee is principally sold under the following brands: Pilão, Caboclo, Damasco and Moka in Brazil, Harris in Australia, Prima in Poland and Omnia in Hungary. Our instant coffee is primarily sold under the Moccona brand in Australia and Thailand. Capsules are branded L’OR EspressO in Australia. Our tea is sold under the brand name Pickwick in the Czech Republic and Hungary and Tea Forté in the USA. Retail—Rest of World covers the following countries: Brazil, Hungary, the Czech Republic, Poland, Australia, New Zealand, Thailand, Baltics and South Africa, Russia and USA.

Our Out of Home segment is a global operation; however the main contribution comes from the Netherlands. Approximately half of our Out of Home sales are made directly to businesses, hospitals, hotels and restaurants, while we also work with distributors who distribute our product to the customer in certain markets. Through our Cafitesse umbrella brand, we offer a line of products to be used in the liquid roast machines that we sell, lease or provide free of charge to our customers. Additionally, through our Piazza D’Oro brand we offer premium espresso coffee products and machines. We develop the proprietary coffee machines in-house and employ suppliers to produce the machines. We also employ service technicians in most of our major markets who we train to service our machines in the field.

Our senior management reviews the performance of each segment individually, based on segment sales and adjusted EBIT. Segment adjusted EBIT represents segment operating profit excluding the impact of restructuring charges and restructuring-related costs, costs associated with Sara Lee’s branded apparel business or any other business disposed prior to fiscal 2009, impairments, gains and losses on the sale of non-strategic assets, curtailment and past service costs and other costs management believes are unrelated to our underlying business. In addition, we do not allocate certain sales and costs to the segments. These unallocated items include the sale of green coffee beans to third parties, corporate overhead costs and unrealized mark-to-market gains and losses on commodity derivative financial instruments.

Key factors affecting results of operations

Our results of operations are driven by a combination of factors affecting our industry as a whole and various operating factors specific to us. The following is an overview of the key factors affecting our results during the periods presented.

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

We manage the risk associated with commodity price fluctuations through the use of commodity options and futures. Through these derivative options and futures, we are able to fix a portion of our price for anticipated future deliveries of green coffee for a specified period of time. On average we fix prices for deliveries to our European operations for an advanced period of up to six to nine months. This period is six to eight weeks in case of deliveries to our Brazilian operation. As a result of our risk management strategy, there is a lag between a change in the commodity market prices and the impact on our results.

The increase in gross profit in the first half of fiscal 2013 compared to the first half of fiscal 2012 was largely driven by the substantial drop in green coffee Arabica prices and by mix.

Foreign exchange movements. Our results are exposed to transaction and translation risk associated with foreign currency movements.

Transaction risk—We operate internationally and as a result are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar, Brazilian real, British pound, Danish krone, Hungarian forint, Polish zloty, Thai baht, Russian ruble and Australian dollar against the European euro. Foreign exchange risk arises primarily from commercial transactions such as the purchase of commodities, recognized monetary assets and liabilities. As a consequence of the global economic downturn, currency rates have become more volatile, increasing our exposure to this risk specifically in Eastern European markets.

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

We had net foreign currency losses of €11.3 million during the first half of fiscal 2013 and net foreign currency gains of €9.7 million during the first half of fiscal 2012. These gains and losses are included in finance costs in our combined income statement, excluding those related to commodities that are included in cost of sales, and do not impact our segment profitability.

Translation risk—The functional currency of a number of our subsidiaries is a currency other than the euro and as a result the income statement and statement of financial position of each of those subsidiaries must be translated for purposes of preparing our financial statements. Each period the financial statements of our non-euro functional subsidiaries is translated to the euro by applying the closing rate to the statement of financial position and an average rate to the income statement. As a consequence, our financial position is impacted by these currency movements. This resulted in foreign currency translation losses of €18.7 million and €31.9 million during the first half of fiscal 2013 and the first half of fiscal 2012, respectively. These foreign currency translation losses are reflected in total equity/parent’s net investment in our statement of financial position.

Launch of new products. Based on the unique consumer and customer insights we have gained over numerous decades, we have a deep understanding of the coffee and tea business and the preferences of its consumers and customers. This, coupled with our strong research and development capabilities, has positioned us well to launch new products and concepts that reflect the preferences of our consumers and customers.

During the first half of fiscal 2013 we launched Senseo Sarista, the new and unique full-automatic bean-to-cup machine, in The Netherlands and L’OR EspressO in Australia. In addition, several innovations were rolled-out, such as new coffee flavors and packaging of Douwe Egberts, Pilão Senseo, Moccona, L’OR EspressO and L’aRôme EspressO and tea flavors and packaging of Pickwick, Hornimans and Tea Forté.

The launch of new products and new product innovations results in focused advertising and promotion costs in the period for those products and markets in which they are sold. We believe these costs are recovered in future periods through the increased sales resulting from the new products.

In addition, we incur upfront costs in anticipation of new products and when considering entering new markets. There are certain instances where, after further research, we may make a decision not to continue with the product introduction or expansion into that market. For example, during the first half of fiscal 2013 we made a decision not to continue with a certain new packaging of roast and ground products and subsequently impaired assets in the amount of €5.1 million.

We expect to intensify the development of new products and the introduction of new products in future periods. Therefore, we may experience an increase in our research and development costs, capital expenditures related to supporting the research and development and increased advertising costs related to new product introductions.

Restructuring. During the periods presented, we have taken a number of actions to maximize the efficiency of our operations which resulted in a decreased headcount. These actions included:

•	Outsourcing of certain elements of our shared service function related to procurement, accounting and information technology;

•	Headcount reductions to align with new management’s expectations of staffing needs as a stand-alone company;

•	Renegotiating global IT contracts to align with our organizational structure; and

•	Optimizing our manufacturing capacity;

•	Further optimization of the Out of Home business.

In connection with these actions, we recorded restructuring charges of €14.5 million and €35.4 million during the first half of fiscal 2013 and the first half of fiscal 2012, respectively. The restructuring charges in the first half of fiscal 2013 related primarily to measures taken to further optimize our Out of Home business, with the expenses mainly incurred in The Netherlands. In addition restructuring charges were recognized in relation to the departure of the previous CEO, Mr. M. Herkemij. The majority of the outstanding provision of €31.9 million, as of December 31, 2012, is expected to be paid out within the next 12 months with certain payments extending out five years.

Under our ‘fit4growth’ initiative we strive for structural cost savings which are estimated to achieve annualized cost savings of €75 million by the end of calendar year 2015. During the first half of fiscal 2013 we achieved cost savings of €13 million mainly driven by IT optimization, procurement and blend optimization and organizational efficiencies. We expect to save €25-30 million in the period July 1, 2012 through June 30, 2013.

Sale of green coffee beans to third parties. During the periods presented, we sold green coffee beans to third parties in Brazil. These sales were ancillary to our business and as a consequence were not included in our segment results. Our green coffee bean sales were €19.1 million and €75.2 million in the first half of fiscal 2013 and first half of fiscal 2012, respectively. Our green coffee bean sales to third parties continued to decrease in the first half of fiscal 2013 following the strategic decision to reduce our green coffee export sales as a result of the fact that in January 2012 the Brazilian government ended an advantageous system of taxes and rebates payable on trades of green coffee from Brazil.

Business combinations. During the first half of fiscal 2013 we did not make any strategic acquisitions whereas in the first half of fiscal 2012 we acquired CoffeeCompany, a leading Dutch café store operator in the Netherlands; Tea Forté, a producer of ultra-premium teas that are principally sold in the United States and Canada; and the Denmark operations of House of Coffee, a leading out of home provider of coffee and tea products in Norway and Denmark. Our focus over the next twelve months will be on implementing actions to strengthen the Company organically, but we will continue to evaluate acquisition opportunities.

Separation from Sara Lee. On June 28, 2012, the international coffee and tea business of then Sara Lee Corporation was spun off and through a series of transactions became owned by D.E MASTER BLENDERS 1753 N.V., a separate publicly traded company. Prior to the separation we operated as a part of a larger group of companies controlled by Sara Lee.

Our financial statements prior to separation have been prepared on a “carve-out” basis from the Sara Lee consolidated financial statements using the historical results of operations, assets and liabilities attributable to the international coffee and tea operations of Sara Lee, and certain other assets and liabilities that we retained in connection with the separation.

As we did not operate independently prior to separation, the income statements for any periods prior to separation discussed herein are not necessarily indicative of the financial performance would we have been an independent, publicly traded company during these periods presented.

There are limitations inherent in the preparation of all carve-out financial statements due to the fact that our business was previously part of a larger group. The basis of preparation included in our financial statements provides a detailed description of the treatment of historical transactions. Our profits have been most notably impacted by the following consequences of carve-out accounting:

•

Our income statement for the first half of fiscal 2012 includes within total selling, general and administrative expenses an allocation to us from Sara Lee in the amount of €17.6 million for the services provided by various Sara Lee functions including, but not limited to, executive oversight, legal, finance, human resources, internal audit, financial reporting, tax planning and investor relations. Upon our separation, we became directly responsible for these functions and subsequently included in our results.

•

Our income tax expense for periods prior to separation is computed on a separate company basis, as if we operated as a stand-alone entity or a separate consolidated group in each material jurisdiction in which we operate. In jurisdictions which permitted fiscal unity, our operations were typically included with other Sara Lee operations in a consolidated group tax filing. As a result of this, the impact of the introduction of a new business model and potential future tax planning, our income tax expense may not be indicative of our future expected tax rate. Although we are targeting an effective tax rate of approximately 30% in fiscal year 2013 and approximately 25% in calendar years 2014 and 2015, no assurances can be made in this regard. A higher than anticipated effective tax rate could have an adverse impact on our financial condition and results of operations. In addition, for purposes of our financial statements, we have assumed all taxes were settled by Sara Lee, and as a result there are no cash taxes reflected in our operating cash flows. Consequently, our future operating cash flows will be reduced by tax payments which are reflected as distributions to Sara Lee in financing activities in the combined statement of cash flow.

•

We historically provided financing to Sara Lee. Our financial statements prior to the separation reflected loans receivable and the associated interest income. In connection with the separation, these loans were settled with Sara Lee.

As a consequence of various transactions between us and Sara Lee in connection with the separation, including the payment of a special dividend, our cash and cash equivalents were significantly reduced from the balance at the end of the first half of fiscal 2012. In addition, our outstanding indebtedness increased upon the separation. As a consequence the interest income reduced from €66.0 million in the first half of fiscal 2012 to €36.1 million in the first half of fiscal 2013 and interest expense increased from €10.7 million in the first half of fiscal 2012 to €23.2 million in the first half of fiscal 2013.

•

The entities within Sara Lee’s international coffee and tea business have certain legal liabilities related to Sara Lee’s branded apparel business that was sold prior to fiscal 2009. These liabilities, while unrelated to our business, were retained following the separation. The most significant of these relates to pensions and medical claims related to injuries caused to prior employees as a result of noise induced hearing loss and asbestos exposure, which may result in payments to those individuals for their related medical expenses. These liabilities are reflected in our balance sheets and the associated costs in our income statements for any periods prior to separation.

In addition, as part of the separation, the Group assumed €241.6 million of certain liabilities related to businesses previously disposed of by Sara Lee. The liabilities primarily relate to Sara Lee’s household and body care business and its international bakery business. These liabilities include certain legal claims and restructuring obligations, tax indemnifications, and retirement benefit obligations, which are unrelated to the Group’s operations. Additionally, we entered into various arrangements in connection with the spin-off, including, but not limited to, certain indemnification agreements that subject us to contingent liabilities.

Results of Operations

Throughout the results of operations we discuss the effect of the change in foreign currency exchange rates on our results and exclude this effect from the discussion of the change between periods. We have determined the impact of the change in foreign currency rates by applying our budgeted fiscal 2013 euro conversion rate to all annual periods. The currencies with the most significant impact on our income statements are the Brazilian real and the Australian dollar. The budgeted exchange rates were 2.51 for the Brazilian real and 1.29 for the Australian dollar for fiscal 2013.

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

Income tax expense—Income tax expense is comprised of current and deferred tax expenses.

	Half Year Ended
	December 31, 2012	December 31, 2011	Change first half fiscal 2013 vs. first half fiscal 2012
		restated	Actual	%
	(amounts in millions of euro, except percentages)
Sales	€1,362.8	€1,388.6	€(25.8)	(1.9)
Cost of sales	828.1	880.5	(52.4)	(6.0)

Gross profit	534.7	508.1	26.6	5.2
Selling, general and administrative expenses	408.1	402.9	5.2	1.3

Operating profit	126.6	105.2	21.4	20.3
Finance income, net	36.1	66.1	(30.0)	(45.4)
Finance expenses, net	(34.5)	(1.3)	(33.2)	2,553.8
Share of profit from associate	2.6	0.7	1.9	271.4

Profit before income taxes	130.8	170.7	(39.9)	(23.4)
Income tax expense	39.3	101.1	(61.8)	(61.1)

Profit for the period	€91.5	€69.6	21.9	31.5

Half Year 2013 Compared Half Year 2012

Sales

Sales for the first half of fiscal 2013 decreased by €25.8 million (1.9%) largely driven by a reduction of €56.2 million in relation to green coffee export activities following the Company’s strategic decision to gradually reduce these activities. Excluding these green coffee export activities, sales increased 2.3% from €1,313.4 million in the first half of fiscal 2012 to €1,343.8 million. This performance was driven by 1.7% mix/other growth and a price growth of 1.7%, driven by strong performance in our Retail Rest of World segment. Volumes declined by 1.8%. Acquisitions contributed 1.1% to the reported growth, and currency translation effects negatively impacted growth by 0.4%.

Gross profit

The gross margin, excluding green coffee export sales, increased 140 bps from 38.3% (gross profit of €502.3 million) in the first half of fiscal 2012 to 39.7% (gross profit of €533.2 million) in the first half of fiscal 2013. The increase was largely driven by the substantial drop in green coffee Arabica prices and by mix.

Selling, general and administrative expenses

Our total selling, general and administrative expenses, which we refer to as SG&A, increased by €5.2 million (1.3%) in the first half of fiscal 2013. We have presented SG&A as adjusted to exclude certain expenses we believe are unrelated to our underlying business and that are excluded from our segment profitability measure. Excluding these adjustments, SG&A increased €12.7 million (3.7%). The table below presents SG&A and SG&A excluding adjustments:

	Fiscal Year Ended
	December 31, 2012	December 31, 2011	Change
		restated	Actual	%
	(amounts in millions of euro, except percentages)
SG&A	€408.1	€402.9	€5.2	1.3
Adjustments:
Restructuring charges	14.5	35.5	(21.0)	(59.2)
Restructuring related	6.1	20.1	(14.0)	(69.7)
Impairment	10.2	6.5	3.7	56.9
Legacy items	1.7	0.5	1.2	240.0
Non-recurring expenses	15.2	—	15.2	100.0
Other	7.3	(0.1)	7.4	(7400.0)

Total adjustments	55.0	62.5	7.5	12.0

SG&A excluding adjustments	€353.1	€340.4	€12.7	3.7

As part of our strategy, we increased our investments in advertising & promotion by 20% to support our brands and product introductions. We kept the level of other SG&A costs stable.

In the first half of fiscal 2013 we recorded €55.0 million of unusual SG&A costs. These unusual items mainly relate to restructuring costs and the implementation of the new business model in February 2013. In addition, we incurred additional restructuring costs as well as unanticipated costs such as, among others, legacy costs, additional spin-related items and the investigation regarding the irregularities in Brazil.

Finance income, net

Finance income decreased by €30.0 million primarily due to a €32.4 million decrease in interest income as a result of reduced cash and cash equivalents and financing provided to Sara Lee as a consequence of the separation partially offset by higher pension interest income of €2.4 million.

Finance costs, net

The change in finance costs is primarily caused by an increase in interest expense from €10.7 million in the first half of fiscal 2012 to €23.2 million in the first half of fiscal 2013 following the increase in borrowing after separation and due to a shift in our foreign exchange gain/loss from a foreign exchange gain of €9.7 million in the first half of fiscal 2012 to a foreign exchange loss of €11.3 million in the first half of fiscal 2013.

Share of profit from associate

Share of profit from associate increased partially due to the inclusion of the Norwegian business of House of Coffee in the first half of fiscal 2013. As the acquisition was completed by the end of December 2011, it did not contribute to the results for the first half of fiscal 2012.

Income tax expense

Our effective tax rate decreased to 29.9% in the first of the first half of fiscal 2013 compared to 58.9% in the first half of fiscal 2012. A decrease of 10.1%-points was primarily due to structurally lower US repatriation taxes combined with additional restructurings and other initiatives that are or will be implemented this fiscal year. A further decrease of 19.9%-points related to discrete items recognized in the first half of fiscal 2012 related to the recognition of a tax liability of profits that were no longer assumed to be reinvested in anticipation of the separation from Sara Lee combined with changes in estimates of uncertain tax positions.

Key performance indicators

We monitor the performance of our operations against strategic objectives on a regular basis. We assess our performance against the strategy, budget and forecasts using various financial measures including the following:

	Half Year Ended
	December 31, 2012	December 31, 2011
		restated
	(amounts in millions of euro, except percentages)
Like for like sales growth(a)	1.6%	n/a
EBIT(a)	€129.2	€105.9
EBIT margin(a)	9.5%	7.6%
Adjusted EBIT(a)	€181.6	€167.7
Adjusted EBIT margin(a)	13.3%	12.1%

(a)	These amounts are not measures determined in accordance with IFRS.

Segment Results

Retail—Western Europe

	Half Year Ended
	December 31, 2012	December 31, 2011	Change first half fiscal 2013 vs. first half fiscal 2012
		restated	Actual	%
	(amounts in millions of euro, except percentages)
Sales	€624.4	€625.6	€(1.2)	(0.2)
Adjusted EBIT	128.0	100.9	27.1	26.9
Adjusted EBIT Margin	20.5	16.1	4.4	27.3

Half Year 2013 Compared Half Year 2012

Sales

Sales in the Retail—Western Europe segment decreased by 0.2%. This reduction was primarily caused by a negative effect of 0.3% due to unfavorable exchange rate impacts. Excluding the effect of exchange rate impacts, the sales increased by 0.1%. The decrease in price and volume was more than compensated by mix growth.

In the first quarter of fiscal year 2013 the performance in Germany was impacted by a price increase that had proven to be too aggressive. Corrective measures taken in the first quarter of fiscal year 2013 have started to bear fruit, resulting in a marked improvement in the second quarter of fiscal year 2013. Capsules continued its strong performance across all four European markets where the product is currently offered. In France and Spain a new “Intensity” range was successfully launched. Senseo underperformed in the Netherlands in the second quarter of fiscal 2013 as a result of heavy competitive pressure during the holiday season. Senseo Sarista, the new and unique full-automatic bean-to-cup machine was launched in the Netherlands in October.

Adjusted EBIT

Adjusted EBIT increased €27.1 million from the first half of fiscal 2012 to the first half of fiscal 2013, which represented an increase in gross profit of €33.7 million offset by an increase in SG&A of €6.7 million. Exchange rate impacts contributed positively by €0.1 million. The increase in our gross profit was primarily driven by lower cost of sales. The increase in SG&A is the result of an increase of €10.2 million in advertising & promotion which was partially offset by lower other SG&A costs of €3.5 million.

Retail—Rest of World

	Half Year Ended
	December 31, 2012	December 31, 2011 restated	Change first half of fiscal 2013 vs. first half of fiscal 2012
			Actual	%
	(amounts in millions of euro, except percentages)
Sales	€402.4	€378.2	€24.2	6.4
Adjusted EBIT	25.5	24.3	1.2	4.9
Adjusted EBIT Margin	6.3	6.4	(0.1)	(1.6)

Half Year 2013 Compared Half Year 2012

Sales

Sales in Retail—Rest of World segment increased by 6.4%. The effect of the acquisition made during fiscal year 2012 contributed 2.2% offset by a negative effect of 2.8% due to unfavorable exchange rate impacts. Excluding the effect of acquisitions and exchange rate impacts, sales increased by 7.0%. The main driver for the increase in sales are price increases which were partially offset by lower volumes and negative mix effects.

The growth was mainly driven by Brazil and Australia. Sales growth in Brazil was primarily driven by price increases which were partially offset by lower volumes. In Brazil, Senseo Pilão was relaunched with enhanced blends and new packaging. Australia continued its superior performance driven by the success of its premiumization strategy, most notably the recent roll out of the specialty instant range as well as the introduction of the L’OR EspressO capsules under the Piazza d’Oro brand. Poland had a steady performance both in volume and in value, while Hungary is experiencing continued difficult market circumstances.

Adjusted EBIT

Adjusted EBIT increased by €1.2 million from the first half of fiscal 2012 to the first half of fiscal 2013. The acquisition made in fiscal year 2012 contributed €1.1 million and exchange rate impacts contributed €1.8 million. Gross profit decreased by €4.0 million which was partially offset by a reduction in SG&A of €2.3 million. The decrease in SG&A was a result of higher investments in advertising & promotion of €4.6 million which were more than offset by lower other SG&A costs of €6.9 million.

Out of Home

	Half Year Ended
	December 31, 2012	December 31, 2011 restated	Change first half fiscal 2013 vs. first half fiscal 2012
			Actual	%
	(amounts in millions of euro, except percentages)
Sales	€317.0	€309.6	€7.4	2.4
Adjusted EBIT	47.2	51.6	(4.4)	(8.5)
Adjusted EBIT Margin	14.9	16.7	(1.8)	(10.8)

Half Year 2013 Compared Half Year 2012

Sales

Sales in the Out of Home segment increased by 2.4% from the first half of fiscal 2012 to the first half of fiscal 2013. The sales, excluding the favorable impact of foreign currency exchange rates of 1.9% and the impact of the fiscal 2012 acquisitions of 1.8%, decreased by 1.3%. This decrease in sales is primarily due to lower volumes as a result of soft performance as the overall market is in decline and customers have the tendency to be more price sensitive and opt for lower-cost solutions. Volume and pricing continued to be under pressure which was somewhat offset by positive mix growth. Markets are particularly challenging in the Netherlands and Denmark, where volumes were under pressure, most notably in roast & ground. The global distribution network delivered a good performance.

Adjusted EBIT

Adjusted EBIT decreased €4.4 million from the first half of fiscal 2012 to the first half of fiscal 2013.The acquisition made in fiscal year 2012 had a negative effect of €0.8 million while exchange rate impacts contributed €0.1 million. Gross profit decreased by €10.4 million which was offset by a reduction in SG&A of €6.7 million net of higher investments in advertising & promotion of €0.4 million.

Liquidity and Capital Resources

Our primary source of funds for our short-term and long-term liquidity needs will be the cash flows generated from operations along with borrowings under our 2012 revolving credit facility.

Prior to the separation, we financed our operations through cash flows generated by our operations. We also used available cash to provide financing to Sara Lee. Historically we have not received any significant financing from Sara Lee nor have we participated in any joint borrowings or benefited from borrowings held by Sara Lee.

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

In addition, we entered into a €750 million revolving credit facility on May 22, 2012 to provide available borrowing to fund any short-term working capital requirements. As of the end of the first half of fiscal 2013, there were no amounts outstanding under this agreement.

As a consequence of these separation transactions, our borrowings significantly increased and our cash and cash equivalents and receivables from Sara Lee decreased.

We monitor our liquidity in various ways, including reviewing available cash balances on a daily basis and, on a weekly basis, reviewing short-term cash forecasts obtained from our operating entities. Additionally, we monitor liquidity using the following cash flow metrics:

	Half Year Ended
	December 31, 2012	December 31, 2011 restated
	(amounts in millions of euro, except percentages)
Cash generated from operating activities(a)	€94.4	€(11.4)
Working Capital	83.0	2,667.1
Operating Working Capital(b)	360.1	534.2
Operating Working Capital as a percentage of sales(b) (c)	13.2%	19.2%
Free Cash Flow(b)	€54.5	€(54.7)
Net (Debt)/Cash(b)	(258.4)	1,591.6
Capital Expenditures	39.9	43.3

(a)

For purposes of periods prior to the spin-off, we have assumed all taxes were settled by Sara Lee, and as a result there are no cash taxes reflected in our cash generated from operating activities. After separation, our operating cash flows are reduced by tax payments and no longer are reflected as distributions to Sara Lee in financing activities in the statement of cash flows.

(b)	These amounts are not measures determined in accordance with IFRS.
(c)	Sales have been annualized by multiplying the half year sales by two.

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

Cash Flows

The following table summarizes the changes to cash flows from operating, investing and financing activities.

	Half Year Ended
	December 31, 2012	December 31, 2011 restated
	(amounts in millions of euro)
Cash provided by (used in):
Operating activities	€94.4	€(11.4)
Investing activities	(32.0)	466.0
Financing activities	6.1	196.5
Effects of exchange rate changes	5.4	0.9

Net increase (decrease) in cash and cash equivalents	73.9	652.0

Half Year 2013 Compared Half Year 2012

Operating activities

We generated cash flows from operations of €94.4 million in the first half of fiscal 2013 compared to €(11.4) million in the first half of fiscal 2012. Cash generated from operations before changes in operating assets and liabilities was €191.4 million in the first half of fiscal 2013 and €204.2 million in the first half of fiscal 2012. Cash used to finance working capital was €97.0 million in the first half of fiscal 2013 from €215.6 million in the first half of fiscal 2012.

Cash used to finance working capital in the first half of fiscal 2013 resulted primarily from the payments for income taxes, provision, pensions and trade and other payables. This was partially offset by cash inflows resulting from a decrease in inventories and cash receipts from derivative financial instruments. The decrease in our inventories was due to a planned effort to reduce raw materials combined with lower raw material costs. The pension payments represent contributions to the UK Plans of €25 million and €4 million to plans in the Netherlands and in other countries. The provision payments relate primarily to redundancies. Tax payments prior to separation were assumed to be settled by Sara Lee, and, as a result, they were not included as operating activities but as distributions to Sara Lee, which were part of Financing activities.

Investing activities

Net cash used in investing activities amounted to €32.0 million in the first half of fiscal 2013, whereas in the first half of fiscal 2012 we generated €466.0 million. This change is primarily due to the net cash inflows in the first half of fiscal 2012 related to repayments of loans made to and interest received from Sara Lee of €522.7 million which no longer existed in the first half of fiscal 2013. Capital expenditure payments slightly increased from €46.6 million in the first half of fiscal 2012 to €48.6 million in the first half of fiscal 2013. In the first half of fiscal 2012 business acquisitions used €22.5 million of cash.

Financing activities

Our cash generated from financing activities was €6.1 million in the first half of fiscal 2013 and €196.5 million in the first half of fiscal 2012. In the first half of fiscal 2012 we received €37.7 million from net funding out of borrowings and in the first half of fiscal 2013 this decreased to €6.1 million. In the first half of fiscal 2012 we generated €158.8 million from net transfers from Sara Lee, which was a consequence of the separation, and no longer applicable in the first half of fiscal 2013.

Contractual obligations

The following table summarizes our future contractual obligations as of December 31, 2012.

	Total	< 1 Year	1 - 3 Years	3 - 5 Years	> 5 Years
	(amounts in millions of euro)
Borrowings:
Senior notes(a)	€649.9	€18.8	€37.6	€37.6	€555.9
Other borrowings(a)	63.4	57.7	5.7	—	—
Operating lease commitments	35.7	19.7	14.3	1.7	—
Purchase commitments(b)	125.2	125.2	—	—	—
UK Pension obligation(c)	233.9	43.2	94.9	36.6	59.2

Total(d)	1,108.1	264.6	152.5	75.9	615.1

(a)

The borrowings include future interest payments. The senior notes and a portion of the other borrowings are denominated in a currency other than the euro. As a result, actual payments may differ from these amounts due to changes in foreign currency rates. The amounts do not take into account the effect of the cross currency interest rate swaps outstanding to hedge the currency and interest exposure of the full amount of the senior notes.

(b)	Purchase commitments predominantly consist of commitments related to the purchases of green coffee.
(c)

Our defined benefit liability recorded on our balance sheet includes obligations related to pension plans in the UK. During fiscal 2006, we entered into an agreement with the plan trustee to fully fund certain of these UK pension obligations by 2015. This amount represents the minimum payments required under these agreements. The final payment will vary based on changes in the actual pension experience. The amounts are payable in British pounds and the actual amounts paid may vary due to exchange rate fluctuations.

(d)

This table does not contain normal purchase obligations made in the ordinary course of business. In addition, deferred taxes, other non-current liabilities and remaining pension obligations (excluding the minimum UK pension obligation disclosed above) have been excluded as the timing of the payments, other than the minimum UK pension funding, are not fixed. Guarantees are also not included as these obligations typically arise as a result of contracts under which we agree to indemnify a third-party against losses arising from a breach of representation and covenants related to matters such as title to assets sold, collectability of receivables, specified environmental matters, lease obligations assumed and certain tax matters. In each of these matters, payment is conditioned on the other party making a claim pursuant to the procedures specified in the contract and it is therefore not possible to predict the maximum potential amount of future payments under these agreements.

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

Foreign exchange risk—We operate internationally and are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar, Brazilian real, British pound, Danish krone, Hungarian forint and Australian dollar against the euro. Foreign exchange risk arises primarily from commercial transactions such as the purchase of commodities, recognized monetary assets and liabilities, net investments in foreign operations and from foreign currency borrowings.

We use forward exchange and option contracts to reduce the effect of fluctuating foreign currencies on short-term foreign-currency-denominated intergroup transactions, third-party product-sourcing transactions, foreign-denominated investments (including subsidiary net assets), foreign currency denominated debt and other known foreign currency exposures. Gains and losses on the derivative instruments are intended to offset gains and losses on the associated transaction in an effort to reduce the earnings volatility resulting from fluctuating foreign currency exchange rates. Forward currency exchange contracts mature at the anticipated cash requirement date of the associated transaction, generally within 12 to 18 months. During the periods presented we have not designated any of our foreign exchange derivatives as hedges for accounting purposes and, as a result, the change in fair value is recognized directly to the income statements. However, in September 2012 we entered into cross currency interest rate swaps – in line with the Group’s risk management policy – to hedge the full amount of fixed interest rate US dollar denominated senior notes ($650 million) into fixed interest rate Euro debt. The payment terms of the cross currency interest rate swaps exactly mirror the interest and principal payment conditions of the underlying US dollar denominated senior notes. These cross currency interest rate swaps have been designated for hedge accounting as cash flow hedges. Fair value movements are recognized directly in the Cash Flow Hedge Reserve, a separate component within Equity, net of the foreign exchange and interest effective to the period.

Interest rate risk—We are exposed to interest price risk that results from borrowings at fixed rates and the interest cash flow risk that results from borrowings at variable rates. Prior to our separation from Hillshire, the interest rate price risk was managed by entering into interest rate swaps to effectively convert its fixed-rated debt instruments into floating-rate debt instruments. We have now established a policy under which we assess the current market environment and our leverage ratio in determining the need for interest swaps or hedging instruments to manage our risk. At the end of the first half of fiscal 2013 we had primarily fixed rate debt. As described under the section ‘Foreign exchange risk’ above we entered into fixed-to-fixed rate cross currency swaps to effectively convert fixed rate US dollar debt in to fixed rate Euro debt.

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

Our derivative instruments are governed by International Swaps and Derivatives Association master agreements.

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

Liquidity risk

Liquidity risk arises when a company encounters difficulties to meet commitments associated with liabilities and other payment obligations. Such risk may result from inadequate market depth or disruption or refinancing problems. Our treasurer has established the liquidity risk management framework for the management of short-, medium- and long-term funding and liquidity management requirements. Liquidity risk is managed by maintaining adequate reserves and banking facilities and by closely monitoring forecasted and actual cash flows and, where possible, matching the maturity profiles of financial assets and liabilities. In order to maintain adequate banking facilities, we entered into a revolving credit facility, which will provide available financing to us in future periods. No funds were drawn under this revolving credit facility as at the end of the first half of fiscal 2013.

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

Our research and development expense for the first half of fiscal 2013 and the first half of fiscal 2012 was approximately €12.6 million and €10.2 million, respectively. On average, approximately one-third of our research and development budget is devoted to single-serve product development, one-third to liquid roast and approximately one-third is devoted to all other categories. In addition to our investments in traditional research and development activities and in developing new manufacturing processes, we actively invest in our manufacturing facilities.

Critical accounting policies

Reference is made to Note 2 of the unaudited condensed consolidated interim financial statements.

Recent accounting pronouncements

Reference is made to Note 2 of the unaudited condensed consolidated interim financial statements.

Reconciliation of non-IFRS measures

The Company uses both IFRS and certain non-IFRS measures to assess performance. Management believes these non-IFRS measures provide useful supplemental information to investors in order that they may evaluate the Company’s financial performance using the same measures as management. These non-IFRS financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with IFRS.

We define like for like sales as sales calculated at a constant exchange rate and adjusted to eliminate green coffee export activities and acquisitions during the period. We have included like for like sales to provide the investor a more clear understanding of our sales growth on a comparable basis. Like for like sales is not a measure in accordance with IFRS and accordingly should not be considered as an alternative to sales. The following table provides reconciliation from sales to like for like sales:

	Half Year Ended
	December 31, 2012	December 31, 2012
	(amounts in millions of euro, except percentages)
Sales	1,362.8	1,388.6
Adjustments:
Foreign Exchange (a)	(3.3)	(7.7)
Acquisitions	(13.8)	—
Green coffee export activities	(19.1)	(75.2)

Like for like sales	1,326.6	1,305.7

Like for like sales growth	1.6%	n/a

(a)

The foreign exchange adjustments are calculated at the budgeted exchange rate for fiscal 2013. These rates may differ from the average exchange rate for the period. The currencies with the most significant impact are the Australian dollar and the Brazilian real. The budgeted exchange rates were 2.51 for the Brazilian real and 1.29 for the Australian dollar for fiscal 2013, respectively.

EBIT is defined as profit for the period before finance income, finance costs and income taxes. We define Adjusted EBIT as EBIT before share of profit from associates and adjusted to exclude items management believes are unrelated to its underlying business and that are excluded from our segment profitability, including restructuring charges, impairment charges, costs associated with businesses no longer owned by us and others. We have included Adjusted EBIT as a key performance metric used by management across our business. In addition, we believe these are useful measures for investors in understanding the performance of our underlying operations. These profit measures are not financial measures calculated in accordance with IFRS and may not be comparable to similar measures presented by other companies. Accordingly, they should not be considered as an alternative to operating profit or profit for the period. The following tables provide reconciliation from profit for the period to these non-IFRS measures:

	Half Year Ended
	December 31, 2012	December 31, 2011
	(amounts in millions of euro)
Profit for the period	91.5	69.6
Finance income, net	(36.1)	(66.1)
Finance costs, net	34.5	1.3
Income tax expense	39.3	101.1

EBIT	129.2	105.9
Share of profit from associate	(2.6)	(0.7)
Adjustments:
Restructuring charges	14.5	35.5
Restructuring related	6.1	20.1
Impairment	10.2	6.5
Legacy items	1.7	0.5
Non-recurring expenses	15.2	—
Other	7.3	(0.1)

Total adjustments	55.0	62.5

Adjusted EBIT	181.6	167.7

EBIT margin and adjusted EBIT margin represent EBIT and Adjusted EBIT as defined above divided by sales.

Working capital is defined as current assets less current liabilities. We define operating working capital as inventory and trade receivables less trade payables. We have included operating working capital as the components of this measure are controlled by management and we use this measure to set management targets. Operating working capital is not a measure calculated in accordance with IFRS and may not be comparable to similar measures presented by other companies.

	Half Year Ended
	December 31, 2012	December 31, 2011
	(amounts in millions of euro)
Inventories	343.8	505.7
Trade receivables	309.1	273.4
Trade payables	(292.8)	(244.9)

Operating working capital	360.1	534.2

We define free cash flow as cash flows from operations less capital expenditures. We have included free cash flow as we believe it is a useful measure for investors. Free cash flow is not a measure calculated in accordance with IFRS and may not be comparable to similar measures presented by other companies. The following provides reconciliation from operating cash flow to this non-IFRS measure:

	Half Year Ended
	December 31, 2012	December 31, 2011
	(amounts in millions of euro)
Operating cash flow	94.4	(11.4)
Capital expenditures	(39.9)	(43.3)

Free cash flow	54.5	(54.7)

Net cash is defined as total cash and cash equivalents minus total borrowings (the sum of current borrowings and non-current borrowings). Net debt is defined as total borrowings less cash and cash equivalents. For the periods prior to separation we had net cash. Since separation we have net debt as a consequence of various transactions with Hillshire in connection with the separation, our borrowings increased and our cash and cash equivalents decreased. We have included net cash/debt as we believe it is a useful measure for investors. The following provides reconciliation from operating cash flow to this non-IFRS measure:

	Half Year Ended
	December 31, 2012	December 31, 2011
	(amounts in millions of euro)
Cash and cash equivalents	294.2	1,995.3
Current borrowings	(57.7)	(386.7)
Noncurrent borrowings	(494.9)	(17.0)

Net (Debt)/Cash	(258.4)	1,591.6

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Not applicable

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A Major shareholders

Not applicable

ITEM 8. FINANCIAL INFORMATION

8A Consolidated Statements and Other Financial Information

Legal Proceedings

The following potential liabilities of D.E MASTER BLENDERS include liabilities assumed in connection with the separation.

We have been involved in several legal proceedings relating to the manufacture and sale of L’OR EspressO/L’aRôme EspressO capsules since June 2010, in France, and later in the Netherlands, Belgium and Spain. All of these proceedings relate to the alleged infringement of two or three European patents granted to Nestlé. In addition, in Spain, Nestlé sued for trademark infringement and unfair competition. In the lawsuit filed in France, Nestlé claims damages in the amount of €50 million for each claimant. If we are held to infringe any of the invoked patents, the court may determine a reasonable provisional damages amount and deposit by us. Any damages would be established in separate damage assessment proceedings. Management believes that the patents and trademarks granted to Nestlé are not being infringed and further believes that the patents are invalid and that the Company has not engaged in unfair competitive practices. We are vigorously contesting Nestlé’s allegations.

In October 2009, the Spanish tax administration upheld a challenge made by its local field examination against tax positions taken by our Spanish subsidiaries. In November 2009, we filed an appeal against this claim with the Spanish Tax Court. In April 2010, the Spanish Chief Inspector upheld a portion of the claim raised by the Spanish tax authorities. We appealed to the Tribunal Economico Administrativo Central, which we refer to as the TEAC. At the end of March 2012, the TEAC ruled in favor of the Tax Administration with respect to the audit for fiscal years 2003-2005. We continue to dispute the challenge and will continue to have further proceedings with the Spanish tax authorities regarding the issue. As of May 2012, the matter is now at the level of the National Appellate Court (Audiencia Nacional).

In October 2012 the audit with respect to the fiscal years 2006-2009 was finalized with similar adjustments to the fiscal years 2003-2005. Therefore, we filed an appeal in October 2012 at TEAC.

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

In connection with the sale of the household and body care business, it was agreed to arrange for the transfer of certain trademark registrations in the Middle East from a third party licensee to the buyers of the household and body care business. Until year end fiscal 2012, the third party licensee has refused to cooperate with these transfers despite contractual commitments to do so as a result of which we are in default under the divestment agreement. We have filed legal action in order to effectuate the transfer of these rights to the buyers. In the meantime, on August 28, 2012, one of the buyers of the household and body care business brought on a claim against the Hillshire Brands Company and us before the High Court in London requesting specific performance under the divestment agreement. On September 27, 2012, we submitted our response to this claim.

In the fiscal year 2012 our subsidiary in Brazil initiated court proceedings in Brazil to contest a tax assessment raised with regard to fiscal year 2006. Part of the adjustments relate to the disallowance of goodwill depreciation which that legal entity successfully litigated in prior years (unanimous decision by the Court in our favor; the appeal on this decision by the Brazilian tax authorities in early 2010, to date, has not been accepted by the Court). In addition to this matter, the Brazilian tax authorities also assessed our subsidiary in Brazil on allegedly incorrect documented returned sales.

On August 31, 2012 our Brazilian subsidiary received a notification from the Federal Tax Authorities in Brazil regarding an investigation by these authorities into green coffee trading activities in the Brazilian market. This investigation focuses on the legitimacy of the tax credit facilities applied on green coffee trading activities over a period from 2006-2009. We have reviewed the notification and carried out our own investigation. Even if the facts support our position, there can be no assurance that we will prevail if the federal tax authorities of Brazil elect to challenge our position in court. In September 2012 we filed an opposition before the Tax Authorities in Brazil.

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

Competition authorities in various European countries and the European Commission have initiated investigations into the conduct of consumer product companies, including the former household and body care business of Sara Lee, the liabilities of which we assumed as part of the separation. These investigations usually continue for several years and, if violations are found, may result in substantial fines. Other than as indicated hereafter with respect to the Belgian Competition Authorities, no formal charges have been brought against the Hillshire Brands Company or us to date concerning the substantive conduct that is the subject of these investigations. On October 1, 2012, we received a report of findings from the Belgian Competition Authorities regarding alleged anti-competitive behavior by the former household and body care business in Belgium. The Belgian Competition Authorities have not undertaken further actions in anticipation of the formation of a new competition authority, which is expected to take office in June 2013. It is unclear whether the report of findings will be maintained by the new competition authority.

Liabilities assumed in connection with the Separation—In connection with the Separation, we assumed certain assets and liabilities from Sara Lee that primarily relate to the disposal of Sara Lee’s household and body care business and international bakery business. In connection with these entities, competition authorities in various European countries and the European Commission have initiated investigations into the conduct of consumer product companies. These investigations usually continue for several years and, if violations are found, may result in substantial fines. No formal charges have been brought against us concerning the substantive conduct that is the subject of these investigations. Our practice is to comply with all laws and regulations applicable to its business, including the antitrust laws, and to cooperate with relevant regulatory authorities

Potential exposures related to previously disposed businesses and transactions related to the Separation—In connection with the Separation, the Group has assumed legal responsibility for various legal and tax exposures associated with transactions entered into by Sara Lee in prior periods. These include indemnifications provided to buyers upon the disposition of businesses and the risk tax authorities may challenge the structure of certain divestments and the positions taken relative to legal entities not divested. To the extent that there is an estimable liability of which the payment is assessed as being probable, the Group has reflected it on its statement of financial position.

8B Significant Changes

Not applicable

ITEM 9. THE OFFER AND LISTING

9A Offer and listing details

Not applicable

9B Plan of distribution

Not applicable

9C Markets

Not applicable

9D Selling shareholders

Not applicable

9E Dilution

Not applicable

9F Expenses of the issue

Not applicable

ITEM 10. ADDITIONAL INFORMATION

10A Share capital

Not applicable

10B Memorandum and articles of incorporation

Not applicable

10C Material contracts

Not applicable

10D Exchange controls

Not applicable

10E Taxation

Not applicable

10F Dividends and Paying Agents

Not applicable

10G Statements by Experts

Not applicable

10H Documents on Display

Not applicable

10I Subsidiary Information

Not applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Not applicable

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

ITEM 15. CONTROLS AND PROCEDURES

Not applicable

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable

ITEM 16B CODE OF ETHICS

Not applicable

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

ITEM 16F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G CORPORATE GOVERNANCE

Not applicable

ITEM 16H MINE SAFETY DISCLOSURE

Not applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the six months periods ended 31 December 2012 and 31 December 2011

(All amounts in thousands of Euro, except per share data)

	Note	1 July 2012 to 31 December 2012	3 July 2011 to 31 December 2011 Restated*
Sales		1,362,845	1,388,601
Cost of sales		(828,103)	(880,513)

Gross profit		534,742	508,088
Selling, general and administrative expenses		(408,143)	(402,877)

Operating profit		126,599	105,211

Finance income, net	11	36,114	66,040
Finance costs, net	11	(34,487)	(1,276)
Share of profit from associate		2,558	707

Profit before income taxes		130,784	170,682
Income tax expense	8	(39,262)	(101,052)

Profit for the period		91,522	69,630

Earnings per share – basic and diluted		0.15	0.12

*	see Note 1

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the six months periods ended 31 December 2012 and 31 December 2011

(All amounts in thousands of Euro)

	1 July 2012 to 31 December 2012	3 July 2011 to 31 December 2011 Restated*
Profit for the period	91,522	69,630

Other comprehensive income (loss):
Retirement benefit obligation related items – net of tax of 9,168 and 16,136	(117,225)	(52,446)
Foreign currency translation – tax not applicable	(18,710)	(31,895)
Effective portion of cash flow hedge – net of tax of 2,650	(7,955)	—

Total other comprehensive loss – net of tax	(143,890)	(84,341)

Total comprehensive loss for the period	(52,368)	(14,711)

*	see Note 1

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of 31 December 2012 and 30 June 2012

(All amounts in thousands of Euro)

	Note	31 December 2012	30 June 2012
Assets
Noncurrent assets:
Property, plant and equipment		369,688	377,437
Goodwill and other intangible assets		385,547	386,817
Investments in associate		15,286	12,567
Deferred income tax assets	8	126,290	91,418
Other noncurrent financial assets		60,569	46,855
Retirement benefit asset	9	86,593	150,193

		1,043,973	1,065,287

Current assets:
Inventories	5	343,809	404,863
Trade and other receivables		389,018	421,593
Income tax receivable		23,904	29,634
Derivative financial instruments		1,776	22,268
Cash and cash equivalents		294,204	220,343

		1,052,711	1,098,701

Total assets		2,096,684	2,163,988

Equity and liabilities
Equity:
Share capital		71,383	71,383
Additional paid in capital		407,145	417,363
Other reserves		(307,521)	(171,148)
Retained earnings		91,522	—

		262,529	317,598

Noncurrent liabilities:
Borrowings	7	494,869	528,958
Retirement benefit obligations	9	139,768	109,461
Deferred income tax liabilities	8	61,637	47,263
Provisions	10	55,765	52,077
Derivative financial instruments		38,282	—
Other noncurrent liabilities		74,144	73,516

		864,465	811,275

Current liabilities:
Borrowings	7	57,724	28,456
Trade and other payables		603,126	630,543
Income taxes payable		249,327	294,615
Provisions	10	43,629	66,005
Derivative financial instruments		15,884	15,496

		969,690	1,035,115

Total equity and liabilities		2,096,684	2,163,988

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six months periods ended 31 December 2012 and 31 December 2011

(All amounts in thousands of Euro)

	Share capital	Additional paid in capital	Parent’s Net Investment	Retirement Benefit Obligation Related Items	Currency Translation Reserve	Cash flow hedge reserve	Share- based payments reserve	Retained earnings	Total Parent Net Investment/ Equity
Balance — As of 2 July 2011 as restated	—	—	3,466,630	(195,586)	23	—	—	—	3,271,067
Profit for the period as restated	—	—	69,630	—	—	—	—	—	69,630
Retirement benefit obligation related items	—	—	—	(52,446)	—	—	—	—	(52,446)
Foreign currency translation as restated	—	—	—	—	(31,895)	—	—	—	(31,895)
Contributions from (distributions to) Parent	—	—	308,929	—	—	—	—	—	308,929

Balance — As of 31 December 2011 as restated	—	—	3,845,189	(248,032)	(31,872)	—	—	—	3,565,285

Retirement benefit obligation related items	—	—	—	29,362	—	—	—	—	29,362
Foreign currency translation as restated	—	—	—	—	79,394	—	—	—	79,394
Profit for the period	—	—	62,561	—	—	—	—	—	62,561
Contributions from (distributions to) Parent	—	—	(237,032)	—	—	—	—	—	(237,032)
Special dividend paid by DE US, Inc	—	—	(1,419,150)	—	—	—	—	—	(1,419,150)
Impact of Separation from Sara Lee	—	—	(1,762,822)	—	—	—	—	—	(1,762,822)
Issuance of Company common stock and formation of Group	71,383	417,363	(488,746)	—	—	—	—	—	—

Balance — As of 30 June 2012	71,383	417,363	—	(218,670)	47,522	—	—	—	317,598

Profit for the period	—	—	—	—	—	—	—	91,522	91,522
Retirement benefit obligation related items	—	—	—	(117,225)	—	—	—	—	(117,225)
Foreign currency translation	—	—	—	—	(18,710)	—	—	—	(18,710)
Cross currency interest rate swaps	—	—	—	—	—	(7,955)	—	—	(7,955)
Share based payments reclassification	—	(10,218)	—	—	—	—	10,218	—	—
Settlement of share based payments	—	—	—	—	—	—	(4,993)	—	(4,993)
Share based compensation expenses	—	—	—	—	—	—	2,292	—	2,292

Balance — As of 31 December 2012	71,383	407,145	—	(335,895)	28,812	(7,955)	7,517	91,522	262,529

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months periods ended 31 December 2012 and 31 December 2011

(All amounts in thousands of Euro)

	Note	1 July 2012 to 31 December 2012	3 July 2011 to 31 December 2011 Restated*
Net cash provided by operating activities	13	94,431	(11,371)

Cash flows from investing activities:
Purchases of property, plant and equipment		(39,945)	(43,357)
Proceeds from the sale of property, plant and equipment		127	261
Purchases of intangibles		(8,664)	(3,227)
Acquisition of businesses, net of cash acquired		—	(22,523)
Interest received		14,928	12,135
Interest received from Sara Lee		—	36,765
Loans made		1,557	—
Loans made to Sara Lee		—	(1,716,000)
Repayments of loans made to Sara Lee		—	2,201,976

Net cash provided by/(used in) investing activities		(31,997)	466,030

Cash flows from financing activities:
Repayments of short-term borrowings		(31,930)	(36)
Proceeds from short-term borrowings		59,598	993
Repayments of long-term debt		(3,296)	(59,246)
Proceeds from long-term debt issuance		—	100,798
Interest paid		(18,228)	(4,789)
Transfers (to)/from Parent, net		—	158,770

Net cash provided by/(used in) financing activities		6,144	196,490

Effect of exchange rate changes on cash		5,283	840

Net increase in cash and cash equivalents		73,861	651,989
Cash and cash equivalents — Beginning of the period		220,343	1,339,049

Cash and cash equivalents — End of the period		294,204	1,991,038

*	see Note 1

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	DESCRIPTION OF BUSINESS AND BASIS OF PREPARATION

D.E MASTER BLENDERS 1753 N.V. (“D.E MASTER BLENDERS” or the “Company”) is a publicly traded company incorporated under the laws of the Netherlands and listed on Euronext Amsterdam. The Company has its registered office in Joure and its headquarter in Amsterdam, the address is: Oosterdoksstraat 80, 1011 DK in Amsterdam, the Netherlands.

The unaudited condensed consolidated interim financial statements for the six months period ended 31 December 2012 include the financial statements of the Company and its subsidiaries (the “Group”).

These financial statements were authorised for issuance on 26 February 2013 by the board of directors of the Company.

Nature of Business—The Group consists of global operations with headquarters in the Netherlands. It offers innovative coffee and tea products that are well-known in retail and out of home markets across Europe, Brazil, Australia and Thailand. The Group is currently organised into three operating segments: Retail—Western Europe, Retail—Rest of World and Out of Home.

Within the Retail—Western Europe and Retail—Rest of World segments, the Group’s principal products are roast and ground multi-serve coffee, roast and ground single-serve coffee pads and capsules, instant coffee and tea. The Group sells its products predominantly to supermarkets, hypermarkets and through international buying groups.

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

Historically, the Group has not experienced significant seasonal variations in its operating results.

Fiscal year 2013 consists of 18 months, representing the period 1 July 2012 through 31 December 2013. Fiscal year 2012 consisted of 12 months representing the period 3 July 2011 through 30 June 2012. The period 1 July 2012 through 31 December 2012 represents the first six months of fiscal year 2013 and the period 3 July 2011 through 31 December 2011 represents the first half of fiscal year 2012.

The condensed consolidated interim financial statements have not been audited and reviewed.

Basis of Preparation

The Group has prepared these unaudited condensed consolidated interim financial statements in accordance with IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and in conformity with IFRS as adopted by the European Union.

The basis of preparation and the accounting policies used to prepare the unaudited condensed consolidated interim financial statements are the same as those described in the consolidated financial statements as of and for the fiscal year ended 30 June 2012, except for taxes on income in the interim periods which are accrued using the tax rate that would be applicable to expected total annual earnings in each tax jurisdiction.

The financial statements for all periods have been prepared under the historical cost convention as modified by the revaluation of certain financial assets and liabilities.

Combined group – Prior to Separation

On 28 June 2012, the international coffee and tea business of then Sara Lee Corporation (“Sara Lee” or “Parent”) was spun-off (the “Separation”) into the Company. The Company was formed on 27 February 2012 for the purpose of becoming the parent company of the international coffee and tea business of Sara Lee.

The financial information with respect to the international coffee and tea business prior to Separation is reflected in the individual legal entities that comprise the Group. The financial statements prior to Separation have been prepared from the accounting records of Sara Lee and reflect the cash flows, revenues, expenses, assets, and liabilities of these individual legal entities. Because the separate legal entities that comprise the Group were not held by a single legal entity prior to Separation, Parent’s net investment was shown in lieu of equity in these financial statements. Parent’s net investment represents the cumulative net investment by Sara Lee in the Group through that date. The impact of transactions between the Group and Sara Lee that were not historically settled in cash are also included in Parent’s net investment.

During the periods prior to Separation, the Group functioned as part of the larger group of companies controlled by Sara Lee, and accordingly, Sara Lee performed certain corporate overhead functions for the Group. These functions include, but are not limited to, executive oversight, legal, finance, human resources, internal audit, financial reporting, tax planning and investor relations. The costs of such services were allocated to the Group based on the most relevant allocation method to the service provided, primarily based on percentage of revenue or headcount. Management believes such allocations were reasonable; however, they might not be indicative of the actual expense that would have been incurred had the Group been operating as a separate entity apart from Sara Lee. The cost allocated for these functions was included in selling, general and administrative expenses in the income statements for the periods presented prior to Separation.

Consolidated group – after Separation

The contribution of Sara Lee’s international coffee and tea business into the Company was accounted for based on the Group’s accounting policy for common control transactions. Accordingly, the assets, liabilities and results of operations of the international coffee and tea business were presented for all periods based on the carrying values recognised in the financial statements of the Group immediately prior to the Separation. Following the Separation, the Group’s equity represents the Company’s issued and outstanding share capital, additional paid in capital and reserves.

• Share capital: share capital was established based on the par value of €0.12 per share for the 594,859,274 shares issued in connection with the Separation;

• Additional paid in capital: the remaining parent’s net investment, after recording share capital.

RESTATEMENT OF PRIOR UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

On 1 August 2012, the Group announced it had identified accounting irregularities involving previously issued financial results for its Brazilian operations, which would require the restatement of their previously issued financial statements. The accounting irregularities and certain other adjustments identified in the Brazil operations included the overstatement of accounts receivable due to the failure to write-off uncollectible customer discounts, improper recognition of sales revenues prior to shipments to customers, the understatement of accruals for various litigation issues, and the failure to write-off obsolete inventory and other inventory valuation issues. These accounting irregularities and certain other adjustments resulted from an ineffective control environment maintained by management in Brazil, including intentional overrides of internal controls, and extensive cross-functional collusion by company personnel and third parties in Brazil. These actions were designed to meet earnings targets.

The Group has restated its previously issued unaudited condensed consolidated financial statements for the six months period ended 31 December 2011 to reflect the correction of the accounting errors. The impact of the restatement is as follows (amounts in thousands of euro, except for per share data):

UNAUDITED CONSOLIDATED INCOME STATEMENT

For the six months period ended 31 December 2011:

	Previously reported	Adjustment	Restated
Sales	1,387,205	1,396	1,388,601
Cost of sales	(878,310)	(2,203)	(880,513)

Gross profit	508,895	(807)	508,088
Selling, general and administrative expenses	(402,746)	(131)	(402,877)

Operating profit	106,149	(938)	105,211

Finance income, net	66,040	—	66,040
Finance costs, net	(1,276)	—	(1,276)
Share of profit from associate	707	—	707

Profit before income taxes	171,620	(938)	170,682
Income tax expense	(101,077)	25	(101,052)

Profit for the period	70,543	(913)	69,630

Earnings per share	0.12	(0)	0.12

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

For the six months period ended 31 December 2011:

	Previously reported	Adjustment	Restated
Profit for the period	70,543	(913)	69,630

Other comprehensive income (loss):
Retirement benefit obligation related items – net of tax	(52,446)	—	(52,446)
Foreign currency translation – tax not applicable	(35,374)	3,479	(31,895)

Total other comprehensive loss – net of tax	(87,820)	3,479	(84,341)

Total comprehensive loss for the period	(17,277)	2,566	(14,711)

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months period ended 31 December 2011:

	Previously reported	Adjustment	Restated
Parent’s net investment	3,604,204	(38,919)	3,565,285

The statement of cash flow for the six months period ended 31 December 2011 was restated for the decrease in the profit for the year amounting to € 913,000. This decrease was offset by movements in other items within net cash provided by operating activities.

All adjustments relate to the Retail—Rest of World segment.

2.	ACCOUNTING POLICIES

The unaudited condensed consolidated interim financial statements should be read in conjunction with the Group’s consolidated financial statements as of and for the fiscal year ended 30 June 2012, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in conformity with IFRS as adopted by the European Union.

IAS 19, Employee Benefits, was amended in June 2011 for annual reporting periods beginning on or after 1 January 2013, with early adoption permitted. The amendments require the calculation of finance costs on a net funding basis and replacement of the expected return on plan assets by the discount rate. The Group performed an initial calculation of the impact of adopting the amendment to IAS 19. The Group estimates that if the amendment had been applied during the six months period ended 31 December 2012, the finance income would be reduced with approximately €19 million. The Group will adopt the amended IAS 19 as from the next fiscal year, starting 1 January 2014.

3.	FINANCIAL RISKS

Cross currency interest rate swap

In line with the Group’s risk management policy, in September 2012 the Group entered into cross currency interest rate swaps to hedge the full amount of fixed interest rate US Dollar denominated senior notes ($650 million) into fixed interest rate Euro debt. The payment terms of the cross currency interest rate swaps exactly mirror the interest and principal payment conditions of the underlying US Dollar denominated senior notes.

The cross currency interest rate swaps have been designated for hedge accounting as cash flow hedges. Fair value movements are recognised directly in the Cash Flow Hedge Reserve, a separate component within Equity, net of the foreign exchange and interest effective to the period.

4.	SEGMENT INFORMATION

The segment information for the six months period ended 31 December 2012 is as follows (all amounts in thousands of Euro):

	Retail – Western Europe	Retail – Rest of World	Out of Home	Unallocated	Total
Sales	624,368	402,398	316,979	19,100	1,362,845

Adjusted EBIT	127,974	25,540	47,249	(19,174)	181,589

Restructuring charges (Note 10)					(14,505)
Restructuring—related expenses					(6,133)
Impairment charges					(10,208)
Legacy items					(1,660)
Non-recurring expenses					(15,155)
Other					(7,329)

Operating profit					126,599
Finance income, net					36,114
Finance costs, net					(34,487)
Share of profit (loss) from associate					2,558

Profit before tax					130,784

Depreciation and amortisation expense					42,742

The segment information for the six months period ended 31 December 2011 is as follows (all amounts in thousands of Euro):

	Retail – Western Europe	Retail – Rest of World a)	Out of Home a), b)	Unallocated	Total
Sales	625,581	378,189	309,629	75,202	1,388,601

Adjusted EBIT	100,937	24,259	51,601	(9,143)	167,654

Restructuring charges (Note 10)					(35,448)
Restructuring—related expenses					(20,133)
Impairment charges					(6,463)
Branded Apparel costs					(536)
Other					137

Operating profit					105,211
Finance income, net					66,040
Finance costs, net					(1,276)
Share of profit (loss) from associate					707

Profit before tax					170,682

Depreciation and amortisation expense					39,873

a)	restated, see Note 1
b)	a scope change to align with how the segments are controlled, has led to the transfer of certain Out of Home activities to the segment Retail Rest of World

5.	INVENTORIES

The composition of inventories is as follows (all amounts in thousands of Euro):

	31 December 2012	30 June 2012
Raw materials (including packaging)	196,016	201,027
Work in progress	13,394	13,607
Finished goods (including Out of Home machines)	144,860	201,279

	354,270	415,913
Provision for write downs	(10,461)	(11,050)

Total	343,809	404,863

6.	SHARE-BASED PAYMENTS

The Group recognised total share based compensation expense of €2.3 million in the six months period ended 31 December 2012 (six months period ended 31 December 2011: €0.9 million).

7.	BORROWINGS

The Group’s borrowings are summarised in the following table (all amounts in thousands of Euro):

			31 December 2012		30 June 2012
	Maturity date	Currency denomination	Current	Noncurrent	Current	Noncurrent
3.60% Series A Senior Notes	May 2019	US Dollars	—	175,292	—	186,615
3.81% Series B Senior Notes	May 2020	US Dollars	—	90,668	—	96,525
4.03% Series C Senior Notes	May 2021	US Dollars	—	93,691	—	99,743
4.20% Series D Senior Notes	May 2022	US Dollars	—	131,469	—	139,961
Debt issuance costs	Various	US Dollars	—	(1,035)	—	(1,206)
Brazilian real borrowings	Various	Brazilian Real	49,004	—	25,136	—
Acquisition financing	Various	Brazilian Real	3,868	4,629	3,320	7,158
Other financing	Various	Various	4,852	155	—	162

Total borrowings			57,724	494,869	28,456	528,958

8.	INCOME TAXES

	31 December 2012	31 December 2011
Interim tax rate	29.9%	39.0%
Discrete items	0.0%	19.9%

Effective tax rate	29.9%	58.9%

The interim tax rate is estimated using the effective tax rate per country for the fiscal year, where the current fiscal year consists of 18 months whereas last fiscal year consisted of 12 months. The interim tax rate of the Group in the six months period ended 31 December 2012 has significantly reduced compared to the six months period ended 31 December 2011. This reduction is primarily a result of structurally lower US repatriation taxes combined with additional restructurings and other initiatives that are or will be implemented this fiscal year.

Last year’s discrete items primarily related to the recognition of a tax liability for profits that were no longer assumed to be reinvested in anticipation of the separation from Sara Lee combined with changes in estimates of uncertain tax positions.

9.	RETIREMENT BENEFIT OBLIGATIONS

During the period from 30 June 2012 to 31 December 2012 the Group made contribution payments to the pension plans of €29 million of which €25 million to the UK Plans and €4 million to the plans in the Netherlands and in other countries.

The average discount rate used to determine the benefit obligation decreased from 4.40% to 3.82% during the period. As a result the pension obligation increased by €237 million and the asset ceiling restriction was no longer valid (30 June 2012: €65 million).

Together with a gain on plan assets (€45 million) a total loss of comprehensive income was recognised of €127 million.

10.	PROVISIONS

The change in provisions was as follows (all amounts in thousands of Euro):

	Restructuring	Legal and Other	Total
Noncurrent	10,300	23,605	33,905
Current	28,559	11,320	39,879

Carrying amount as of 3 July 2011	38,859	34,925	73,784
Additions charged to income statement	37,890	—	37,890
Payments	(23,749)	(3,326)	(27,075)
Change in estimate	(2,442)	(5,155)	(7,597)
Unwinding of discount and effect of changes in the discount rate	148	180	328
Other	3,870	—	3,870
Currency translation differences	(51)	(502)	(553)

Carrying amount as of 31 December 2011	54,525	26,122	80,647

Noncurrent	1,396	20,974	22,370
Current	53,129	5,148	58,277

Carrying amount as of 31 December 2011	54,525	26,122	80,647

	Restructuring	Legal and Other	Total
Noncurrent	767	51,310	52,077
Current	40,427	25,578	66,005

Carrying as of fiscal year 30 June 2012	41,194	76,888	118,082
Additions charged to income statement	14,505	(2,516)	11,989
Payments	(23,582)	(3,854)	(27,436)
Change in estimate	81	(544)	(463)
Unwinding of discount and effect of changes in the discount rate	10	468	478
Other	(309)	(1,680)	(1,989)
Currency translation differences	(21)	(1,246)	(1,267)

Carrying amount as of 31 December 2012	31,878	67,516	99,394

Noncurrent	767	54,998	55,765
Current	31,111	12,518	43,629

Carrying amount as of 31 December 2012	31,878	67,516	99,394

Restructuring—During the periods presented, the Group took a number of actions to maximise the efficiency of its operations, which resulted in a decreased headcount.

In connection with these actions, the Group recognised expenses of €14.5 million and €12.7 million during the six months periods 31 December 2012 and 31 December 2011, respectively. The Group expects that the majority of the remaining provision will be paid out within the next 12 months with certain payments extending out five years.

The Group also took a charge of €25.2 million in the six months period ended 31 December 2011 to recognise certain contractual termination fees for IT contracts that were renegotiated to align with our current organisational structure.

11.	FINANCE INCOME AND COSTS

Finance income consists of the following (all amounts in thousands of Euro):

	1 July 2012 to 31 December 2012	3 July 2011 to 31 December 2011
Pension finance income:
Expected return on assets	76,730	74,748
Interest expense	(56,165)	(56,590)

Total pension finance income	20,565	18,158
Interest income on loans to Sara Lee	—	35,008
Other interest income	15,549	12,874

Total	36,114	66,040

Finance costs consist of the following (all amounts in thousands of Euro):

	1 July 2012 to 31 December 2012	3 July 2011 to 31 December 2011
Interest expense	23,164	10,709
Net foreign exchange (gain) loss	11,323	(9,682)
Other	—	249

Total	34,487	1,276

12.	RELATED-PARTY TRANSACTIONS

The Group had historically been part of the Sara Lee and as a result had entered into a number of transactions with other Sara Lee entities. The Group shared many functions and services that were performed by various members of Sara Lee and costs were allocated across the relevant entities which had benefited prior to the Separation. The costs were allocated on the basis that Sara Lee believed was a reasonable reflection of the utilisation of each service provided or the benefit received by each Sara Lee entity. The allocated costs, while reasonable, may not necessarily be indicative of the costs that would have been incurred by the Group if it had performed these functions or received these services as a stand-alone group. Balances and transactions between entities within the Group, which are related parties, have been eliminated and are not disclosed in this note.

The Group’s transactions with Sara Lee prior to the Separation, were as follows (all amounts in thousands of Euro):

	1 July 2012 to 31 December 2012	3 July 2011 to 31 December 2011
Sales to Sara Lee	—	6,105
Management fee earned from Sara Lee for research and development	—	2,539
Corporate overhead allocations from Sara Lee	—	17,587
Share-based payments	—	969
Interest income on loans receivable from Sara Lee	—	35,010

In December 2012, the Company announced that CEO Mr. M. Herkemij would leave at the end of the calendar year, and that Mr. J. Bennink will assume these responsibilities until a new CEO will be appointed.

The Board and Mr. M. Herkemij have reached a mutual agreement that includes the following remuneration components:

•

Six months’ salary, pension contributions, vacation days, insurances and benefits in lieu of notice in the amount of €675,647 plus the short term variable compensation conditional upon achievement of actual business performance over the period 1 July 2012 through 30 June 2013. The at-target bonus amount would be €900,000 providing at-target achievement, payable in September 2013;

•	Severance payment of one base salary in the amount of €900,000;

•	Long term incentive for which the performance condition has been settled will be pro-rated at 50%, equalling 25,088 DEMB units pre-tax. These have vested in DEMB shares as per 31 December 2012;

•

Long term incentive conditional upon achievement against the relative Total Shareholder Return performance condition. These have been pro-rated at 25% of the total grant awards, equalling 26,520 for the 2/3rd fiscal year 2012 grant (grant value €250,000) plus 40,463 for the September 2012 grant (grant value €375,000). The final value upon vesting at 30 June 2013 will be determined by the performance condition achievement at that point;

•	All remaining long term incentives have been cancelled.

13.	CASH FLOW FROM OPERATING ACTIVITIES

The Group’s cash flow from operating activities consists of the following (all amounts in thousands of Euro):

	1 July 2012 to 31 December 2012	3 July 2011 to 31 December 2011 Restated*
Profit for the period	91,522	69,630
Adjustments for:
Depreciation, amortisation and impairments	49,605	46,336
Loss on sale of assets	2,403	4,575
Share of profit from associate	(2,558)	(707)
Income tax expense	39,262	101,055
Interest income	(15,549)	(47,885)
Interest expense	23,164	11,308
Pension expense	(8,417)	(10,353)
Provision charges	11,989	30,293
Changes in operating assets and liabilities:
Inventories	55,377	(76,459)
Provision for inventory write-downs	(505)	3,624
Trade and other receivables	(3,509)	5,698
Provision for doubtful accounts	1,787	1,236
Trade and other payables	(10,580)	(1,721)
Derivative financial instruments	21,156	(34,378)
Other	788	(5,697)
Pension payments	(28,542)	(80,852)
Payments of provisions	(26,154)	(27,075)
Income tax payments	(106,808)	—

Net cash provided by operating activities	94,431	(11,371)

*	See Note 1

OTHER INFORMATION

Financial Risk Factors

D.E MASTER BLENDERS 1753 N.V. risk categories and risk factors which could have a material impact on its financial position and results are extensively described in the 2012 Annual Report. Those risk categories and risk factors are deemed incorporated and repeated in this report by reference and D.E MASTER BLENDERS 1753 N.V. beliefs that these risks similarly apply for the next 12 months of 2013.

With respect to related parties reference is made to note 12 of these interim financial statements.

Responsibilities of the Directors

The Directors declare that, to the best of their knowledge:

•

This condensed set of interim financial statements, which have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’, gives a true and fair view of the assets, liabilities, financial position and profit of D.E MASTER BLENDERS 1753 N.V.

•	The interim management report gives a true and fair view of the information required in accordance with Article 5:25 d (8) of the Financial Supervision Act.

/s/ Jan Bennink Jan Bennink Chief Executive Officer 26 February 2013	/s/ Michel M.G. Cup Michel M.G. Cup Chief Financial Officer

ITEM 19. EXHIBITS

Not applicable

II-1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this transition report on its behalf.

D.E MASTER BLENDERS 1753 N.V.

/s/ Michel M.G. Cup
Michel M.G. Cup
Chief Financial Officer

Date: March 25, 2013

II-2